                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC  20549

                       -----------------------------------

                                   FORM 11-K/A*
                             ANNUAL REPORT PURSUANT
                             TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      ------------------------------------


     (Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 13 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                       or

     [  ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

               For the transition period from _______ to _______.

                        Commission file number:  0-11917

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           The Davey 401KSOP and ESOP

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          The Davey Tree Expert Company
                            1500 North Mantua Street
                                 P. O. Box 5193
                             Kent, Ohio  44240-5193

*This 11-K/A is being submitted to amend the Registrant's 1998 annual 11-K for the following processing issues: correct formatting and missing tags on pages 4 through 15; submit pages 1-3 missing from original filing; add 1998 Victory Intermediate Income Fund Net Assets available for benefits amount; add 1997 Interest Receivable line; and complete Item 27D - the 1998 Schedule of Reportable Transactions.

                       FINANCIAL STATEMENTS AND EXHIBIT(S)


                                                                          PAGE NO.
(a)       FINANCIAL STATEMENTS                                        (IN THIS REPORT)
          --------------------                                         --------------

          Independent Auditors' Report                                         6

          Statement of Net Assets Available For Benefits -
          December 31, 1998                                                    7

          Statement of Net Assets Available For Benefits -
          December 31, 1997                                                    8

          Statement of Changes in Net Assets Available for Benefits -
          Year Ended December 31, 1998                                         9

          Statement of Changes in Net Assets Available for Benefits -
          Year Ended December 31, 1997                                         10

          Notes to Financial Statements - Years Ended
          December 31, 1998 and 1997                                         11 - 13

          Supplemental Schedules                                             14 - 15

(b)       EXHIBIT(S)

          Independent Auditors' Consent                                        16


                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereto duly authorized.

                              THE DAVEY 401KSOP AND ESOP

                              By:  The Davey Tree Expert Company,
                                   as Plan Administrator

                              By:  /s/ David E. Adante
                                      -------------------
                                       David E. Adante
                                       Executive Vice President, CFO and
                                       Secretary-Treasurer










June 28, 1999

THE DAVEY 401KSOP AND ESOP

Financial   Statements  for  the  Years  Ended
December  31,  1998  and   1997;
Supplemental  Schedules for the Year Ended
December 31,  1998,  and  Independent
Auditors' Report

THE DAVEY 401KSOP AND ESOP

TABLE OF CONTENTS
----------------------------------------------------------------------

                                                               PAGE
                                                               ----

INDEPENDENT AUDITORS' REPORT                                    1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998
 AND 1997 AND FOR THE YEARS THEN ENDED:

  Statements of Net Assets Available for Benefits              2-3

  Statements of Changes in Net Assets Available
   for Benefits                                                4-5

  Notes to Financial Statements                                6-8

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1998:

  Item 27a - Schedule of Assets Held for
   Investment Purposes                                          9

  Item 27d - Schedule of Reportable Transactions               10


INDEPENDENT AUDITORS' REPORT

To the 401KSOP and ESOP Committee
The Davey 401KSOP and ESOP
Kent, Ohio

We have audited the accompanying statements of net assets available for benefits of The Davey 401KSOP and ESOP (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998 and (2) reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Cleveland, Ohio
June 18, 1999

THE DAVEY 401KSOP AND ESOP

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998
----------------------------------------------------------------------


                                                                      SUPPLEMENTAL INFORMATION BY FUND
                                                     -----------------------------------------------------------------
                                                     NON-PARTICIPANT
                                                         DIRECTED                              PARTICIPANT DIRECTED
                                                     ---------------                       ----------------------------
                                                      THE DAVEY TREE       TOTAL          PRISM MONEY       VICTORY
                                                      EXPERT COMPANY    PARTICIPANT          MARKET       INTERMEDIATE
                                        TOTAL           STOCK FUND        DIRECTED            FUND        INCOME FUND
                                        -----         --------------    -----------       -----------     ------------
ASSETS:
 Investments, at fair value:
  Common stock                       $  47,639,232     $ 47,101,888     $     537,344
  Registered investment companies        1,621,143                          1,621,143                     $    184,594
  Collective funds                       1,382,597          391,118           991,479     $    193,158
                                      ------------     ------------      ------------     ------------    ------------

   Total investments                    50,642,972       47,493,006         3,149,966          193,158         184,594

 Receivables:
  Employer's contribution                  450,144          450,144
  Interest receivable                        1,163            1,163
                                      ------------     ------------      ------------     ------------    ------------

   Total receivables                       451,307          451,307
                                      ------------     ------------      ------------     ------------    ------------

NET ASSETS AVAILABLE
 FOR BENEFITS                        $  51,094,279     $ 47,944,313     $   3,149,966     $    193,158    $    184,594
                                     =============     =============    =============     ============    ============



                                                              SUPPLEMENTAL INFORMATION BY FUND
                                     ---------------------------------------------------------------------------------
                                                                    PARTICIPANT DIRECTED
                                     ---------------------------------------------------------------------------------
                                      EB EQUITY          FRANKLIN          MUTUAL          TEMPLETON     THE DAVEY TREE
                                        INDEX           SMALL CAP        DISCOVERY           GROWTH      EXPERT COMPANY
                                         FUND          GROWTH FUND          FUND              FUND         STOCK FUND
                                      ----------      --------------    -----------       -----------    --------------

ASSETS:

 Investments, at fair value:
  Common stock                                                                                            $    537,344
  Registered investment companies                      $    577,975     $     385,524     $    473,050
  Collective Funds                   $     765,842                                                              32,479
                                      ------------     ------------      ------------     ------------    ------------

  Total investments                        765,842          577,975           385,524          473,050         569,823

 Receivables:
  Employer's contribution
  Interest receivable
                                      ------------     ------------      ------------     ------------    ------------

   Total receivables
                                      ------------     ------------      ------------     ------------    ------------

NET ASSETS AVAILABLE
 FOR BENEFITS                        $     765,842     $    577,975     $     385,524     $    473,050    $    569,823
                                      ============     ============      ============     ============    ============

See notes to financial statements.

THE DAVEY 401KSOP AND ESOP

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997
----------------------------------------------------------------------

                                                                      SUPPLEMENTAL INFORMATION BY FUND
                                                     -----------------------------------------------------------------
                                                     NON-PARTICIPANT
                                                         DIRECTED                              PARTICIPANT DIRECTED
                                                     ---------------                       ----------------------------
                                                      THE DAVEY TREE       TOTAL          PRISM MONEY       VICTORY
                                                      EXPERT COMPANY    PARTICIPANT          MARKET       INTERMEDIATE
                                        TOTAL           STOCK FUND        DIRECTED            FUND        INCOME FUND
                                        -----         --------------    -----------       -----------     ------------

ASSETS:
 Investments, at fair value:
  Common stock                       $  41,450,438     $ 41,231,097     $     219,341
  Registered investment companies          749,730                            749,730                     $     87,796
  Collective funds                         780,405          376,785           403,620     $     90,435
                                      ------------     ------------      ------------     ------------    ------------

   Total investments                    42,980,573       41,607,882         1,372,691           90,435          87,796

 Receivables:
  Employer's contribution                  404,472          404,472
  Participants' contributions               47,763                             47,763            2,371           2,410
  Interest receivable                        1,448            1,448
                                      ------------     ------------      ------------     ------------    ------------

   Total receivables                       453,683          405,920            47,763            2,371           2,410
                                      ------------     ------------      ------------     ------------    ------------

NET ASSETS AVAILABLE
 FOR BENEFITS                        $  43,434,256     $ 42,013,802     $   1,420,454     $     92,806    $     90,206
                                      ============     ============      ============     ============    ============





                                                              SUPPLEMENTAL INFORMATION BY FUND
                                     ---------------------------------------------------------------------------------
                                                                    PARTICIPANT DIRECTED
                                     ---------------------------------------------------------------------------------
                                      EB EQUITY          FRANKLIN          MUTUAL          TEMPLETON     THE DAVEY TREE
                                        INDEX           SMALL CAP        DISCOVERY           GROWTH      EXPERT COMPANY
                                         FUND          GROWTH FUND          FUND              FUND         STOCK FUND
                                      ----------      --------------    -----------       -----------    --------------

ASSETS:

 Investments, at fair value:
  Common Stock                                                                                            $    219,341
  Registered investment companies                      $    252,225     $     187,203     $    222,506
  Collective funds                   $     289,982                                                              23,203
                                      ------------     ------------      ------------     ------------    ------------

   Total investments                       289,982          252,225           187,203          222,506         242,544

 Receivables:
  Employer's contribution
  Participant's contributions               10,234            9,850             6,890            8,676           7,332
  Interest receivable
                                      ------------     ------------      ------------     ------------    ------------

   Total receivables                        10,234            9,850             6,890            8,676           7,332
                                      ------------     ------------      ------------     ------------    ------------

NET ASSETS AVAILABLE
  FOR BENEFITS                       $     300,216     $    262,075     $     194,093     $    231,182    $    249,876
                                     =============     =============    =============     =============   ============

See notes to financial statements.

THE DAVEY 401KSOP AND ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998
----------------------------------------------------------------------



                                                                      SUPPLEMENTAL INFORMATION BY FUND
                                                     -----------------------------------------------------------------
                                                       NON-PARTICIPANT
                                                           DIRECTED                            PARTICIPANT DIRECTED
                                                       ---------------                     ----------------------------
                                                        THE DAVEY TREE        TOTAL       PRISM MONEY        VICTORY
                                                        EXPERT COMPANY     PARTICIPANT       MARKET        INTERMEDIATE
                                             TOTAL        STOCK FUND         DIRECTED         FUND         INCOME FUND
                                             -----      --------------     -----------    -----------      ------------
ADDITIONS:
 Participant contributions                $ 1,522,723                      $ 1,522,723     $    78,783     $    82,450
 Employer contributions - common shares       450,144    $     450,144
 Net appreciation (depreciation) in fair
  value of investments                      8,959,219        8,818,019         141,200           6,741           1,871
 Dividend and interest income                 705,676          608,045          97,631               4           7,203
                                          -----------     ------------     -----------     -----------     -----------
  Total additions                          11,637,762        9,876,208       1,761,554          85,528          91,524
                                          -----------     ------------     -----------     -----------     -----------

DEDUCTIONS:
 Distributions to participants:
  Cash                                      3,334,526        3,303,593          30,933           1,631           2,326
  Common shares                               581,495          581,495
 Administrative expenses                       61,718           60,609           1,109              24              24
                                          -----------     ------------     -----------     -----------     -----------

  Total deductions                          3,977,739        3,945,697          32,042           1,655           2,350
                                          -----------     ------------     -----------     -----------     -----------

TRANSFERS BETWEEN FUNDS - NET                                                                   16,479           5,214
                                          ----------      -----------      -----------     -----------     -----------

NET ADDITIONS                               7,660,023        5,930,511       1,729,512         100,352          94,388

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                         43,434,256       42,013,802       1,420,454          92,806          90,206
                                          -----------     ------------     -----------     -----------     -----------

 End of year                              $51,094,279    $  47,944,313     $ 3,149,966     $   193,158     $   184,594
                                          ===========     ============     ===========     ===========     ===========






                                                              SUPPLEMENTAL INFORMATION BY FUND
                                     ---------------------------------------------------------------------------------
                                                                    PARTICIPANT DIRECTED
                                     ---------------------------------------------------------------------------------
                                      EB EQUITY          FRANKLIN          MUTUAL          TEMPLETON     THE DAVEY TREE
                                        INDEX           SMALL CAP        DISCOVERY           GROWTH      EXPERT COMPANY
                                         FUND          GROWTH FUND          FUND              FUND         STOCK FUND
                                      ----------      --------------    -----------       -----------    --------------

ADDITIONS:
 Participant contributions           $     331,815     $    310,277     $     219,907     $   262,064     $    237,427
 Employer contributions-
  common shares
 Net appreciation (depreciation) in
  fair value of investments                130,339            8,711           (37,624)        (64,450)          95,612
 Dividend and interest income                   16            7,904            23,463          53,242            5,799
                                      ------------     ------------      ------------     -----------     ------------

   Total additions                         462,170          326,892           205,746         250,856          338,838
                                      ------------     ------------      ------------     -----------     ------------

DEDUCTIONS:
 Distributions to participants:
  Cash                                       7,338            6,474             1,554           5,791            5,819
  Common shares
 Administrative expenses                        89               67                49              61              795
                                      ------------     ------------      ------------     -----------     ------------

  Total deductions                           7,427            6,541             1,603           5,852            6,614
                                      ------------     ------------      ------------     -----------     ------------

TRANSFERS BETWEEN FUNDS - NET               10,883           (4,451)          (12,712)         (3,136)         (12,277)
                                      ------------     ------------      ------------     -----------     ------------

NET ADDITIONS                              465,626          315,900           191,431         241,868          319,947

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                         300,216          262,075           194,093         231,182          249,876
                                      ------------     ------------      ------------     -----------     ------------

 End of year                         $     765,842     $    577,975     $     385,524     $   473,050     $    569,823
                                      ============     ============      ============     ===========     ============

See notes to financial statements.

THE DAVEY 401KSOP AND ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997
----------------------------------------------------------------------


                                                                      SUPPLEMENTAL INFORMATION BY FUND
                                                     -----------------------------------------------------------------
                                                     NON-PARTICIPANT
                                                         DIRECTED                              PARTICIPANT DIRECTED
                                                     ---------------                       ----------------------------
                                                      THE DAVEY TREE         TOTAL        PRISM MONEY        VICTORY
                                                      EXPERT COMPANY      PARTICIPANT        MARKET        INTERMEDIATE
                                          TOTAL         STOCK FUND          DIRECTED          FUND         INCOME FUND
                                          -----       --------------      -----------     -----------      ------------
ADDITIONS:
 Participant contributions           $   1,323,529                      $   1,323,529     $    91,170     $     88,208
 Employer contributions -
  common shares                            404,472     $    404,472
 Net appreciation (depreciation)
  in fair value of investments          12,535,387       12,496,367            39,020           1,652              618
 Dividend and interest income              616,208          557,760            58,448              54            2,038
                                      ------------     ------------     -------------     -----------     ------------

  Total additions                       14,879,596       13,458,599         1,420,997          92,876           90,864
                                      ------------     ------------     -------------     -----------     ------------

DEDUCTIONS:
 Distributions to participants:
  Cash                                   1,117,208        1,117,208
  Common shares                             10,373           10,373
 Administrative expenses                    43,969           43,426               543
                                      ------------     ------------     -------------     -----------     ------------

  Total deductions                       1,171,550        1,171,007               543
                                      ------------     ------------     -------------     -----------     ------------

TRANSFERS BETWEEN FUNDS - NET                                                                     (70)            (658)
                                      ------------     ------------     -------------     -----------     ------------

NET ADDITIONS                           13,708,046       12,287,592         1,420,454          92,806           90,206

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                      29,726,210       29,726,210
                                      ------------     ------------     -------------     -----------     ------------

 End of year                         $  43,434,256     $ 42,013,802     $   1,420,454     $    92,806     $     90,206
                                      ============     ============      ============     ===========     ============








                                                              SUPPLEMENTAL INFORMATION BY FUND
                                     ---------------------------------------------------------------------------------
                                                                    PARTICIPANT DIRECTED
                                     ---------------------------------------------------------------------------------
                                      EB EQUITY          FRANKLIN          MUTUAL          TEMPLETON     THE DAVEY TREE
                                        INDEX           SMALL CAP        DISCOVERY           GROWTH      EXPERT COMPANY
                                         FUND          GROWTH FUND          FUND              FUND         STOCK FUND
                                      ----------      --------------    -----------       -----------    --------------

 Participant contributions           $     279,947     $    251,707     $     183,698     $   229,103     $    199,696
 Employer contributions -
  common shares
 Net appreciation (depreciation)
  in fair value of investments              20,718           (1,540)           (7,758)        (24,539)          49,869
 Dividend and interest income                  221           10,319            17,061          26,528            2,227
                                      ------------     ------------      ------------     -----------     ------------

  Total additions                          300,886          260,486           193,001         231,092          251,792
                                      ------------     ------------      ------------     -----------     ------------

DEDUCTIONS:
 Distributions to participants:
  Cash
  Common shares
 Administrative expenses                                                                                           543
                                      ------------     ------------      ------------     -----------     ------------

  Total deductions                                                                                                 543
                                      ------------     ------------      ------------     -----------     ------------

TRANSFERS BETWEEN FUNDS - NET                 (670)           1,589             1,092              90           (1,373)
                                      ------------     ------------      ------------     -----------     ------------

NET ADDITIONS                              300,216          262,075           194,093         231,182          249,876

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year
                                      ------------     ------------      ------------     -----------     ------------

 End of year                         $     300,216     $    262,075     $     194,093     $   231,182     $    249,876
                                      ============     ============      ============     ===========     ============

THE DAVEY 401KSOP AND ESOP

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
----------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

  The following brief description of The Davey 401KSOP and ESOP (the "Plan") (formerly The Davey Tree Company Employee Stock Ownership Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  GENERAL - On March 15, 1979, The Davey Tree Expert Company (the "Employer" or ("Company") consummated a plan which transferred control of the Employer to its employees through an Employee Stock Ownership Plan (the "ESOP"). At December 31, 1996, all of the 2,880,000 shares sold to the ESOP had been allocated to the participants in the Plan. Accordingly, effective January 1, 1997, an amendment was adopted which renamed and restated the Plan in its entirety to incorporate a deferred savings plan (401(k) plan) feature. The Plan retained the existing ESOP assets and participant accounts.

  The Plan is a qualified defined contribution plan covering all domestic employees who have attained age 21, completed one year of continuous service and who are not members of a collective bargaining unit. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  Key Trust Company of Ohio, N.A. (the "Trustee") serves as the Plan's trustee.

  CONTRIBUTIONS - Contributions made by the participants are limited to the amount allowed by the Internal Revenue Service with a weekly minimum contribution of $5. The Company contributes 50 percent of the first 3 percent of compensation that a participant contributes to the Plan. Employer contributions are made in either cash or the Employer's common stock.

  PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of(a) the Employer's contribution and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on the participant's selected investment mix. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  VESTING - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of continuous service, retirement (at 65 years of age or early retirement), permanent disability or death.

  INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct employee contributions in any of seven investment options; however, a participant may not elect to invest more than 25 percent of their contribution in The Davey Tree Expert Company Stock Fund.

     PRISM MONEY MARKET FUND - Based on the prospectus, funds are invested in high-grade money market instruments.

     VICTORY INTERMEDIATE INCOME FUND - Based on the prospectus, funds are invested in bonds issued by corporations and obligations of the U.S. Government and its agencies or instrumentalities.

     EMPLOYEE BENEFITS EQUITY INDEX FUND - Based on the prospectus, funds are invested in a diversified portfolio of common stocks included in the Standard and Poor's 500 Index designed to replicate the performance of the Standard & Poor's 500 Index.

     FRANKLIN SMALL CAP GROWTH FUND - Based on the prospectus, funds are invested in common stocks of small and medium sized companies.

     MUTUAL DISCOVERY FUND - Based on the prospectus, funds are invested in common and preferred stocks, debt securities and convertible securities of small sized companies. Approximately 50 percent of the funds are invested in foreign investments.

     TEMPLETON GROWTH FUND - Based on the prospectus, funds are invested in common stocks and debt obligations of companies and governments in the U.S. and abroad.

     THE DAVEY TREE EXPERT COMPANY STOCK FUND - Funds are invested in common stock of The Davey Tree Expert Company and can be temporarily invested in the EB Money Market Fund.

  Participants may change their investment options quarterly.

  PAYMENT OF BENEFITS - Participants who terminate may elect to receive distributions of vested benefits either in the form of cash or common shares of the Company. Shares are to be distributed in a lump-sum whereas, at the option of the participant, cash may be distributed either in lump-sum or monthly, quarterly, or annual installments over a period not exceeding either the participant's normal life expectancy, or the normal life expectancy of the participant and their beneficiary. Former participants wishing to sell their shares must offer such shares first to the Plan and then to the Employer.

  FORFEITED ACCOUNTS - During the years ended December 31, 1998 and 1997, forfeited nonvested amounts totaled $165,408 and $7,735, respectively. These amounts are used to reduce future Employer contributions.

  VOTING RIGHTS - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee at least thirty days prior to the time such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

  ESOP - The ESOP was a non-contributory defined contribution plan, the assets of which were invested in common shares of the Employer. Participation and vesting requirements were the same as those of the Plan.

  The ESOP was funded solely by the Employer's contributions to the ESOP in such an amount, if any, as determined by the Employer's Board of Directors. During the period that the debt under the loan agreement was outstanding, the Employer, as guarantor, agreed to make contributions to the ESOP which would be sufficient, along with all dividends and other earnings of the ESOP, to enable the Trustee to make payments of the principal and interest due under the loan agreement.

  Allocations of the Employer's common shares were made to participants' accounts as of the Plan's year-end. The number of shares released from collateral and available for allocation was determined by dividing the sum of the current year loan principal and interest payments by the sum of the current and future years principal and interest payments. As of December 31, 1996, all 2,880,000 shares had been released from collateral. Of the 2,880,000 shares released, 242,795 shares have been distributed to participants and 1,010,090 shares have been sold to the Employer primarily to fund cash distributions to terminated participants through December 31, 1996. The remaining 1,627,115 shares were allocated to the participants at a current value of $18.20 per share or $29,613,493 ($1,525,420 at cost) at December 31, 1996.

  Allocations of shares were made to participants based on the ratio of each participant's W-2 earnings to the earnings of all participants, subject to certain limitations as defined by the ESOP. Participant forfeited nonvested accounts were allocated in the same manner among the remaining eligible participants and former participants.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis of accounting.

  INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Collective funds are stated at fair value as measured by Key Asset Management, Inc., an affiliate of the Trustee, based on the fair market value of the underlying investments of each collective fund. The fair value of the Employer's common stock is based upon a common stock valuation performed by an independent stock valuation firm.

  Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.

  PAYMENT OF BENEFITS - Benefits are recorded when paid.

  ADMINISTRATIVE EXPENSES - Costs of administering the Plan are paid by the Employer, except for trustee and recordkeeping fees, Company stock valuation services and audit fees, which are paid by the Plan.

  USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  RECLASSIFICATIONS - Reclassifications have been made to the prior-year financial statements to conform to the current year presentation.


3.RELATED PARTY TRANSACTIONS

  Certain plan investments are shares of investment funds managed by Key Trust Company. Key Trust Company is the Trustee and, therefore, these transactions qualify as party-in-interest. Fees paid to the Trustee by the Plan amount to $48,614 and $20,785 for the years ended December 31, 1998 and 1997, respectively.

4.TERMINATION OF THE PLAN

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

5.TAX STATUS OF THE PLAN

  The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 1998 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                                   * * * * * *

THE DAVEY 401KSOP AND ESOP
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
----------------------------------------------------------------------


 (a)               (b)                           (c)                               (d)               (e)

     IDENTITY OF ISSUER, BORROWER,
     CURRENT LESSOR OR SIMILAR PARTY    DESCRIPTION OF INVESTMENT                  COST             VALUE
     -------------------------------    -------------------------                  ----             -----

 *   Key Trust Company of Ohio, N.A.    Prism Money Market Fund -
                                        16,127 units                            $  184,819      $    193,158

 *   Key Trust Company of Ohio, N.A.    Victory Intermediate Income
                                        Fund - 18,875 units                        182,145           184,594

 *   Key Trust Company of Ohio, N.A.    Employee Benefits Equity Index
                                        Fund - 1,562 units                         615,669           765,842

 *   Key Trust Company of Ohio, N.A.    Employee Benefits Money
                                        Market Fund - 423,597 units                423,597           423,597

     Franklin Templeton                 Franklin Small Cap Growth Fund -
                                        25,608 shares                              570,429           577,975

     Franklin Templeton                 Mutual Discovery Fund -
                                        22,427 shares                              428,970           385,524

     Franklin Templeton                 Templeton Growth Fund -
                                        28,897 shares                              561,381           473,050

 *   The Davey Tree Expert Company      1,488,726 Common Shares                  2,013,943        47,639,232
                                                                                                ------------

                                                                                                $ 50,642,972
                                                                                                ============

 * Represents a party-in-interest.

THE DAVEY 401KSOP AND ESOP
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
----------------------------------------------------------------------

     (a)               (b)            (c)         (d)          (e)            (f)            (g)            (h)            (i)

                                                                                                          Current
                                                                            Expense                       Value of
                   Description                                              Incurred                      Asset on
 Identity of            of          Purchase    Selling       Lease           With         Cost of      Transaction      Net Gain
Party Involved        Asset          Price       Price        Rental      Transaction       Asset           Date        or (Loss)
--------------     ------------     --------    -------      -------      -----------      -------      -----------     ----------
Key Trust
Company of        EB Money        $ 2,233,850                                 None      $  2,233,850   $   2,233,850       N/A
Ohio, N.A.        Market Fund

Key Trust
Company of        EB Money                     $ 2,210,241                    None      $  2,210,241   $   2,210,241       None
Ohio, N.A.        Market Fund

The Davey Tree    Common Shares   $    90,883                                 None      $     90,883   $      90,883       N/A
Expert Company

The Davey Tree    Common Shares                $ 3,220,506                    None      $    133,351   $   3,220,506    $ 3,087,155
Expert Company


Note: Reportable transactions represent transactions or series of transactions in excess of 5% of the fair value of Plan assets at the beginning of the year.